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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hi Shear Technology Corporation
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
42839Y104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42839Y104

1	NAMES OF REPORTING PERSONS Lafitte Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		537,413

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		537,413

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	537,413

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	42839Y104

1	NAMES OF REPORTING PERSONS Lafitte Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		537,413

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		537,413

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	537,413

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Lafitte Capital Management LP, a Texas limited Partnership (“Lafitte”) and Lafitte Capital, LLC., a Texas limited liability company (“Lafitte Capital”), relating to common stock, par value $0.001 (the “Common Stock”) of Hi Shear Technology Corporation, a Delaware corporation (the “Issuer”), purchased by Lafitte for the account of Lafitte Fund I Master Fund, L.P. (the “Master Fund”).

Item 1(a)	Name of Issuer.
Hi Shear Technology Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
24225 Garnier Street
Torrance, CA 90505-5355

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
Lafitte Capital Management LP
701 Brazos, Suite 375
Austin, Texas 78701
A Texas Limited Partnership
Lafitte Capital, LLC
701 Brazos, Suite 375
Austin, Texas 78701
A Texas Limited Liability Company
Lafitte is the investment manager for Master Fund and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by the Master Fund.

Item 2(d)	Title of Class of Securities.
common stock, $0.001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number.
42839Y104

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Lafitte and Lafitte Capital are the beneficial owners of 537,413 shares of Common Stock. Lafitte may be deemed to beneficially own the shares of Common Stock held by the Master Fund as a result of being the investment manager of the Master Fund. Lafitte Capital may be deemed to beneficially own the shares of Common Stock held by Lafitte as a result of being the general partner of Lafitte.

(b)
The Reporting Persons beneficially own 537,413 shares of Common Stock which represent 7.9% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock beneficially held by 6,814,041, the number of shares of Common Stock issued and outstanding as of November 30, 2007, as reported in the Issuer’s Form 10-QSB filed with the Securities and Exchange Commission on January 14, 2008.

(c)	Lafitte has been granted investment discretion over the Common Stock held by the Master Fund and, therefore, may direct the vote and disposition of 537,413 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 29, 2008

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan

Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL MANAGEMENT LP

By:	Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan

	Name:	Bryant Regan
	Title:	Manager

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Hi Shear Technology Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 29, 2008.

LAFITTE CAPITAL, LLC

By:	/s/ Bryant Regan

Name:	Bryant Regan
Title:	Manager

LAFITTE CAPITAL MANAGEMENT LP

By:	Lafitte Capital, LLC, its general partner

	By:	/s/ Bryant Regan

	Name:	Bryant Regan
	Title:	Manager